Exhibit 99.1

InMode Reports Third Quarter 2024 Financial Results; Quarterly GAAP Revenue of $130.2
Million (which consists of $98.3 million of net sales in Q3 and $31.9 million of pre-orders from the first half of 2024)

YOKNEAM, Israel, October 30, 2024 - InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Highlights:

●	Quarterly GAAP revenue of $130.2 million (which consists of $98.3 million of net sales in Q3 and $31.9 million of pre-orders from the first half of 2024).
●	Quarterly revenues from consumables and service of $15.8 million, a decrease of 11% compared to the third quarter of 2023.
●	GAAP operation income of $48.2 million, *non-GAAP operation income of $52.2 million.
●	Total cash position of $684.9 million as of September 30, 2024, including cash and cash equivalents, marketable securities, and short-term bank deposits.
●	Full-year 2024 revenue guidance has been revised to be between $410 million and $420 million, compared to prior guidance of $430 million to $440 million.

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023
Revenues	$130,232	$123,112	296,965	365,267
Gross Margins	82%	84%	81%	83%
Net Income	$50,990	$46,520	98,504	142,754
Earnings per Diluted Share	$0.65	$0.54	1.19	1.66
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q3 2024	Q3 2023	Q1-Q3 2024	Q1-Q3 2023
Gross Margins	82%	84%	81%	84%
Net Income	$54,971	$53,084	111,626	160,032
Earnings per Diluted Share	$0.70	$0.61	1.34	1.86

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.

Management Comments

"The third quarter presented ongoing challenges for InMode,” said Moshe Mizrahy, Chief Executive Officer. “Macroeconomic conditions led to a decrease in demand for our consumables and new platform sales, while the launch of our latest platforms required extended adjustments to our production lines. Nevertheless, we believe our recent management changes will better align our operations with our strategic plan. We also take pride in our dedicated employees, whose hard work has allowed us to make faster-than-expected progress in fulfilling pre-orders.”

Third Quarter 2024 Financial Results

Total GAAP revenues for the third quarter of 2024 reached $130.2 million (including $31.9 million in revenue from first half of 2024 pre-orders), an increase of 5.8% compared to $123.1 million in the third quarter of 2023.

“Despite continued headwinds in the third quarter, we are pleased to have fulfilled our pre-orders ahead of schedule, allowing us to focus on execution once market demand recovers,” said Yair Malca, Chief Financial Officer.

GAAP and *non-GAAP gross margin for the third quarter of 2024 was 82% compared to a gross margin of 84% for the third quarter of 2023.

GAAP operating margin for the third quarter of 2024 was 37%, compared to an operating margin of 38% in the third quarter of 2023. *Non-GAAP operating margin for the third quarter of 2024 was 40% compared to 43% for the third quarter of 2023. This decrease was primarily attributable to higher sales and marketing expenses, primarily driven by our recent management changes costs, higher commissions, as well as additional investments in trade shows and workshop activities.

InMode reported GAAP net income of $51.0 million, or $0.65 per diluted share, in the third quarter of 2024, compared to $46.5 million, or $0.54 per diluted share, in the third quarter of 2023. On a *non-GAAP basis, InMode reported net income of $55.0 million, or $0.70 per diluted share, in the third quarter of 2024, compared to $53.1 million, or $0.61 per diluted share, in the third quarter of 2023.

2024 Financial Outlook

Management provided an outlook for the full year of 2024 ending December 31, 2024. Based on our current estimates, management expects:
●	Full Year 2024 revenue to be between $410 to $420 million compared to prior guidance of $430 million to $440 million

●	*Non-GAAP gross margin between 81% and 82% compared to prior guidance of 82% - 84%

●	*Non-GAAP income from operations to be between $140 million and $145 million compared to prior guidance of $150 million to $155 million

●
*Non-GAAP earnings per diluted share remains the same as in previous guidance at $1.92 to $1.96 after taking into consideration the estimated shares that will be repurchased as part of the share repurchase programs announced this year

This outlook is not a guarantee of future performance, and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP results exclude share-based compensation adjustments.

The Current Situation in Israel

Regarding the current situation in Israel, management would like to assure investors that the Company is prioritizing the safety and well-being of its employees, and all its team are safe. However, an inability to promptly receive needed supplies and materials due to the ongoing and unpredictable nature of the conflict in Israel and the surrounding region may adversely impact our ability to commercialize and manufacture our product candidates and products in a timely manner. This could cause several delays and/or issues for our operations, which in turn would have a material adverse impact on our ability to commercialize our product candidates and our financial condition.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer and Mr. Yair Malca, Chief Financial Officer, will host a conference call today, October 30, 2024, at 8:30 a.m. Eastern Time to discuss the third quarter 2024 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10193479/fdae439271.
Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.
For callers who opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=X3HVujVC

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from October 30, 2024, at 12 p.m. Eastern Time to November 13, 2024, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 5305602

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode's future financial or operating performance, including the 2024 revenue projection described above. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode's Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 13, 2024, and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
REVENUES	130,232	123,112	296,965	365,267
COST OF REVENUES	24,055	20,136	57,536	60,444
GROSS PROFIT	106,177	102,976	239,429	304,823
OPERATING EXPENSES:
Research and development	3,254	3,268	10,470	9,937
Sales and marketing	51,863	50,819	136,713	143,591
General and administrative	2,799	2,479	7,579	6,879
TOTAL OPERATING EXPENSES	57,916	56,566	154,762	160,407
OPERATIONS INCOME	48,261	46,410	84,667	144,416
Finance income, net	9,918	4,953	26,592	12,687
INCOME BEFORE INCOME TAXES	58,179	51,363	111,259	157,103
INCOME TAXES	7,189	4,843	12,755	14,349
NET INCOME	50,990	46,520	98,504	142,754

EARNINGS PER SHARE:
Basic	0.66	0.56	1.20	1.71
Diluted	0.65	0.54	1.19	1.66
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	77,022	83,703	81,795	83,423
Diluted	77,908	85,970	83,016	85,814

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	September 30, 2024	December 31, 2023
Assets
CURRENT ASSETS:
Cash and cash equivalents	164,838	144,411
Marketable securities	281,458	373,647
Short-term bank deposits	238,592	223,547
Accounts receivable, net of allowance for credit losses	40,777	42,362
Prepaid expense and other receivables	24,447	16,268
Inventories	58,284	45,095
TOTAL CURRENT ASSETS	808,396	845,330
NON-CURRENT ASSETS:
Accounts receivable, net of allowance for credit losses	2,917	3,670
Deferred income tax asset	1,048	1,506
Operating lease right-of-use assets	8,636	9,698
Property and equipment, net	2,336	2,382
Other investments	700	700
TOTAL NON-CURRENT ASSETS	15,637	17,956
TOTAL ASSETS	824,033	863,286
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	14,313	13,966
Contract liabilities	17,230	10,923
Other liabilities	44,155	39,247
TOTAL CURRENT LIABILITIES	75,698	64,136
NON-CURRENT LIABILITIES:
Contract liabilities	3,318	3,766
Other liabilities	2,808	1,399
Operating lease liabilities	5,317	6,613
TOTAL NON-CURRENT LIABILITIES	11,443	11,778
TOTAL LIABILITIES	87,141	75,914

TOTAL SHAREHOLDERS’ EQUITY	736,892	787,372
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	824,033	863,286

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	50,990	46,520	98,504	142,754
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	138	129	480	501
Share-based compensation expenses	3,981	6,564	13,122	17,278
Change in allowance for credit losses of trade receivable	130	426	414	665
Loss on marketable securities, net	29	-	170	-
Finance expenses (income), net	3,863	(527)	(5,934)	(3,236)
Deferred income taxes	35	(216)	(58)	(154)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	(2,570)	(10,753)	1,924	(16,461)
Increase in other receivables	(860)	(1,347)	(7,577)	(5,367)
Increase in inventories	(5,657)	(1,421)	(13,189)	(92)
Increase (decrease) in accounts payable	(1,235)	(962)	347	(3,909)
Increase (decrease) in other liabilities	11,722	3,040	6,160	(12,792)
Increase (decrease) in contract liabilities (current and non-current)	(26,517)	(9)	5,859	(3,630)
Net cash provided by operating activities	34,049	41,444	100,222	115,557
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(78,390)	(138,140)	(164,687)	(166,140)
Proceeds from short-term deposits	138,140	50,590	151,640	85,090
Purchase of fixed assets	(77)	(149)	(435)	(684)
Purchase of marketable securities	(90,820)	(60,588)	(276,513)	(192,707)
Proceeds from sale of marketable securities	22,233	-	69,608	-
Proceeds from maturity of marketable securities	122,969	78,465	304,777	190,070
Net cash provided by (used in) investing activities	114,055	(69,822)	84,390	(84,371)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	(76,556)	-	(165,536)	-
Exercise of options	565	2,729	1,194	5,229
Net cash provided by (used in) financing activities	(75,991)	2,729	(164,342)	5,229
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	728	(473)	157	(222)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	72,841	(26,122)	20,427	36,193

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	91,997	159,855	144,411	97,540
CASH AND CASH EQUIVALENTS AT END OF PERIOD	164,838	133,733	164,838	133,733

Revision of prior period financial information

The Company revised certain items within the investing activities with no impact on the net cash used in investing activities. The items impacted were “Investment in short-term deposits” and “Proceeds from short-term deposits” which were decreased by $41,000 and $119,000 for the three months and nine months ended September 30,2023 respectively and “Purchase of marketable securities” and “Proceeds from maturity of marketable securities” which were decreased by $0, and $40,423 for the three months and nine months ended September 30, 2023.

These changes have no impact on our previously reported consolidated total cash flows from operating activities, financing activities and investing activities in the periods stated above as well as net income and net change in cash and cash equivalents.

The Company evaluated the materiality of the adjustments, individually and in the aggregate, considering both qualitative and quantitative factors, and concluded that it was immaterial to the Company’s prior periods' consolidated financial information. Since the revision was not material to any prior interim period or annual consolidated financial statements, no amendments to previously filed interim or annual periodic financial information was required. Consequently, the Company has revised the historical consolidated financial information presented herein for the impact of the above.

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30,				Nine months ended September 30,
	2024		2023		2024		2023
Revenues by Category:

Capital Equipment revenues - United States	85,734	66%	67,969	55%	151,392	51%	191,548	53%
Capital Equipment revenues - International	28,662	22%	37,276	30%	86,191	29%	114,284	31%
Total Capital Equipment revenues	114,396	88%	105,245	85%	237,583	80%	305,832	84%
Consumables and service revenues	15,836	12%	17,867	15%	59,382	20%	59,435	16%
Total Revenue	130,232	100%	123,112	100%	296,965	100%	365,267	100%

	Three months ended September 30,						Nine months ended September 30,
	2024			2023			2024			2023
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	95	77	90	85	80	83	90	82	88	87	76	83
Hands-Free	4	3	4	11	4	9	7	3	5	10	5	8
Non-Invasive	1	20	6	4	16	8	3	15	7	3	19	9
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended September 30, 2024			Three months ended September 30, 2023
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	130,232	-	130,232	123,112	-	123,112
COST OF REVENUES	24,055	(481)	23,574	20,136	(572)	19,564
GROSS PROFIT	106,177	481	106,658	102,976	572	103,548
OPERATING EXPENSES:
Research and development	3,254	(890)	2,364	3,268	(729)	2,539
Sales and marketing	51,863	(2,300)	49,563	50,819	(4,787)	46,032
General and administrative	2,799	(310)	2,489	2,479	(476)	2,003
TOTAL OPERATING EXPENSES	57,916	(3,500)	54,416	56,566	(5,992)	50,574
OPERATIONS INCOME	48,261	3,981	52,242	46,410	6,564	52,974
Finance income, net	9,918	-	9,918	4,953	-	4,953
INCOME BEFORE INCOME TAXES	58,179	3,981	62,160	51,363	6,564	57,927
INCOME TAXES	7,189	-	7,189	4,843	-	4,843
NET INCOME	50,990	3,981	54,971	46,520	6,564	53,084

EARNINGS PER SHARE:
Basic	0.66		0.71	0.56		0.63
Diluted	0.65		0.70	0.54		0.61
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	77,022		77,022	83,703		83,703
Diluted	77,908		78,548	85,970		86,333

	Nine months ended September 30, 2024			Nine months ended September 30, 2023
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	296,965	-	296,965	365,267	-	365,267
COST OF REVENUES	57,536	(1,361)	56,175	60,444	(1,473)	58,971
GROSS PROFIT	239,429	1,361	240,790	304,823	1,473	306,296
OPERATING EXPENSES:
Research and development	10,470	(1,877)	8,593	9,937	(1,987)	7,950
Sales and marketing	136,713	(9,007)	127,706	143,591	(12,556)	131,035
General and administrative	7,579	(877)	6,702	6,879	(1,262)	5,617
TOTAL OPERATING EXPENSES	154,762	(11,761)	143,001	160,407	(15,805)	144,602
OPERATIONS INCOME	84,667	13,122	97,789	144,416	17,278	161,694
Finance income, net	26,592	-	26,592	12,687	-	12,687
INCOME BEFORE INCOME TAXES	111,259	13,122	124,381	157,103	17,278	174,381
INCOME TAXES	12,755	-	12,755	14,349	-	14,349
NET INCOME	98,504	13,122	111,626	142,754	17,278	160,032

EARNINGS PER SHARE:
Basic	1.20		1.36	1.71		1.92
Diluted	1.19		1.34	1.66		1.86
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF EARNINGS PER SHARE (in thousands)
Basic	81,795		81,795	83,423		83,423
Diluted	83,016		83,536	85,814		86,154